Exhibit 99.1

REPORT ON VOTING RESULTS

SPECIAL MEETING OF SHAREHOLDERS

HELD ON SEPTEMBER 12, 2025

The Special Meeting of Shareholders (the “Meeting”) of Theratechnologies (the “Corporation”) was held in a hybrid format on Friday, September 12, 2025, at 10:00 a.m. (Eastern Time). In accordance with section 11.3 of Regulation 51-102, we hereby advise you of the following voting results as tabulated. Accordingly, at the Meeting, there were 20,873,134 common shares represented in person (including virtually) or by proxy, representing 45.4% of the 45,980,019 shares of the Corporation issued and outstanding on August 13, 2025, being the record date for the Meeting.

Approval of the Arrangement Resolution

The arrangement resolution set forth in Appendix C of the Corporation’s management proxy circular dated August 12, 2025 filed on the Corporation’s SEDAR+ profile at www.sedarplus.ca was adopted on a vote by way of ballot by (i) at least 66 2⁄3% of the votes cast thereon by the holders of common shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast thereon by the holders of common shares present in person or virtually or represented by proxy at the Meeting, excluding the votes cast by holders of common shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The voting results are set out below:

	Votes For		Votes Against
	#	%	#	%
All shareholders	20,339,785	97.44%	533,349	2.56%
All shareholders (excluding the votes cast by holders of common shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions)	20,185,161	97.43%	533,349	2.57%